FRANK J. HARITON  ATTORNEY - AT - LAW

1065 Dobbs Ferry Road White Plains New York 10607 (Tel) (914) 674-4373 (Fax) (914) 693-2963 (e-mail) hariton@sprynet.com

October 22, 2012

Larry Spirgel, Assistant Director

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.W.

Washington, D.C. 20549

Re:

ANV Security Group Inc. (the “Company”)

Form 10-K for Fiscal Year Ended December 31, 2011

Filed March 30, 2012

Form 10-Q for the Fiscal Quarter Ended June 30, 2012

Filed August 14, 2012

File No. 000-53802

Dear Mr. Spirgel:

I am counsel to the Company and this letter is written in response to your letter, dated October 2, 2012 (the “Letter”).  The numbered paragraphs correspond to the paragraphs in the Letter.

1.

The comment will be incorporated into future filings.

2.

The Company has filed an amendment to our Form 10-Q for the period ended June 30, 2012 where it has added disclosures in response to the comment.

3.

We have included the requested charts in Amendment 1 to the Form 10-Q for the period ended June 30, 2102.

4.

The Company acknowledges that shareholder approval is appropriate and intends to obtain shareholder approval by ratification and adoption of the transactions.  The Company will file a preliminary consent statement in the next month.

5.

The comment was addressed in the amendment to the June 30, 2012 Form 10-Q and will be addressed in detail in the Consent Statement.

The Company letter, as requested, accompanies this letter.

If you require anything further, do not hesitate to contact me.

Very truly yours,

/s/ Frank J. Hariton

Frank J. Hariton

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